SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO-T/A
Amendment No. 4
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
Quadra Realty Trust, Inc.
(Name of Subject Company—(Issuer))
HRECC Sub Inc.
Hypo Real Estate Capital Corporation
Hypo Real Estate Bank International AG
Hypo Real Estate Holding AG
(Name of Filing Persons—(Offeror))
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

746945104
(CUSIP Number of Class of Securities)
Thomas Glynn
Hypo Real Estate Capital Corporation
622 Third Avenue
New York, NY 10017
(212) 671-6300
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)
with a copy to:
Larry Medvinsky, Esq.
Karl Roessner, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019
(212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:

$178,879,309	$7,030

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 16,795,233 shares of common stock, par value $0.001 per share of Quadra Realty Trust, Inc. that are not already owned by Hypo Real Estate Capital Corporation, at $10.6506 per share.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.00003930.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$7,030
Filing Parties:	HRECC Sub Inc., Hypo Real Estate Capital Corporation, Hypo Real Estate Bank
International AG and Hypo Real Estate Holding AG
Form or registration No.:	Schedule TO-T
Date Filed:	February 13, 2008
Note:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under the cover of Schedule TO with the Securities and Exchange Commission on February 13, 2008, as previously amended (as amended, the “Schedule TO”), by HRECC Sub Inc. (“Purchaser”), Hypo Real Estate Capital Corporation (“Parent”), Hypo Real Estate Bank International AG (“Hypo International”) and Hypo Real Estate Holding AG (“Hypo Holding”). The Schedule TO relates to the offer by Purchaser to purchase any and all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Quadra Realty Trust, Inc. (“Quadra” or the “Company”), not already owned by Parent and its affiliates, at a price of $10.6506 per share in cash (without interest and less applicable withholding taxes), less the amount of any dividends declared and paid (other than the $0.3494 dividend to be paid by the Company pursuant to the terms of the Agreement and Plan of Merger dated as of January 28, 2008, by and among Parent, Purchaser and Quadra) with respect to the Shares on or between the date of the Offer and the Acceptance Date (as defined in “The Tender Offer — Section 1. Terms of the Offer; Expiration Date” in the Offer to Purchase), upon the terms and subject to the conditions set forth in the offer to purchase dated February 13, 2008 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which Letter of Transmittal, together with the Offer to Purchase, each as amended or supplemented from time to time, constitute the “Offer”). Items not amended remain unchanged, and capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Offer to Purchase.
     As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 4, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO. You should read this Amendment No. 4 to Schedule TO together with the Schedule TO filed on February 13, 2008, as previously amended.
Item 1. Summary Term Sheet.
     The information incorporated by reference into Item 1 of the Schedule TO is amended by adding the following thereto:
     Parent issued a press release on March 13, 2008 announcing the successful completion of the Offer at a purchase price of $10.6506 per share in cash (without interest and less applicable withholding taxes). The Company did not declare a dividend to the extent of its taxable income for the period beginning January 1, 2008 and ending as of the Acceptance Date, so there will not be any reduction in the $10.6506 per share in cash to be paid for tendered shares.
     The Depositary has advised Parent that, as of the expiration of the Offer at 12:00 midnight, New York City time, on March 12, 2008, stockholders of the Company had tendered and not withdrawn 15,981,016 shares of the Company’s common stock (including 1,448,475 shares delivered pursuant to notices of guaranteed delivery), which represents approximately 95.2% of the outstanding shares of the Company’s common stock excluding shares already owned by Parent and its affiliates and, when combined with the Company’s common stock already owned by Parent and its affiliates, represents approximately 96.8% of the Company’s outstanding common stock. Purchaser has accepted for payment all shares of the Company’s common stock that were validly tendered and not properly withdrawn and will make payment to the Depositary for the accepted shares promptly.
     As provided in the Merger Agreement, Purchaser intends to complete the Merger of Purchaser with and into the Company as soon as practicable under applicable Maryland law without a vote of the Company’s stockholders. In the Merger, the Company’s stockholders who did not tender their shares in response to the Offer will receive the same $10.6506 per share in cash to be paid in the Offer (without interest and less applicable withholding taxes). Stockholders will receive relevant information in the mail on how to receive payment for their shares.
     The Company’s previously announced $0.3494 per share dividend will be paid to the Company’s stockholders of record as of the close of business on March 12, 2008.

1

     The full text of the press release announcing the successful completion of the Offer is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.
Item 4. Terms of the Transaction.
     The information incorporated by reference into Item 4 of the Schedule TO is amended by adding the amendment contained in Item 1, which is hereby incorporated by reference into this Item 4 of the Schedule TO.
Item 8. Interest in the Securities of the Subject Company.
     The information incorporated by reference into Item 8 of the Schedule TO is amended by adding the amendment contained in Item 1, which is hereby incorporated by reference into this Item 8 of the Schedule TO.
Item 11. Additional Information
     The information incorporated by reference into Item 11 of the Schedule TO is amended by adding the amendment contained in Item 1, which is hereby incorporated by reference into this Item 11 of the Schedule TO.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Press release announcing the successful completion of the Offer, dated March 13, 2008.

2

SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated March 13, 2008

HRECC SUB INC.
By:	/s/ Thomas Glynn
	Name:	Thomas Glynn
	Title:	President

HYPO REAL ESTATE CAPITAL CORPORATION
By:	/s/ Thomas Glynn
	Name:	Thomas Glynn
	Title:	Authorized Signatory

HYPO REAL ESTATE BANK INTERNATIONAL AG
By:	/s/ Frank Lamby
	Name:	Frank Lamby
	Title:	Member of the Management Board

By:	/s/ Frank Hellwig
	Name:	Frank Hellwig
	Title:	Member of the Management Board

HYPO REAL ESTATE HOLDING AG
By:	/s/ Thomas Glynn
	Name:	Thomas Glynn
	Title:	Member of the Management Board

By:	/s/ Dr. Markus Fell
	Name:	Dr. Markus Fell
	Title:	Chief Financial Officer; Member of the Management Board

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 13, 2008.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.*
(a)(2)(A)	Letter from the Chairman of the Special Committee of Independent Directors of Quadra to the stockholders of Quadra enclosing the Solicitation / Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 (incorporated by reference to Annex III to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).*
(a)(2)(B)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).*
(a)(2)(C)	“Item 3. Past Contracts, Transactions, Negotiation and Agreements — Interests of Certain Persons” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).*
(a)(2)(D)	“Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).*
(a)(2)(E)	“Item 8. Additional Information — Opinion of the Special Committee’s Financial Advisor” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).*
(a)(2)(F)	The information contained in Annex I to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 under the heading “Security Ownership of Certain Beneficial Owners and Management” (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).*
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	Joint press release of Quadra and Parent dated as of January 29, 2008, concerning the Offer and the Merger (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on January 29, 2008).*
(a)(5)(B)	Press release announcing the successful completion of the Offer, dated March 13, 2008.
(c)(1)	Fairness opinion of The Blackstone Group, financial advisor to the special committee of independent directors of Quadra dated January 27, 2008 (incorporated by reference to Annex II to the Solicitation / Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).*

Exhibit No.	Description

(c)(2)	Preliminary Valuation Overview of J.P. Morgan Securities Inc. to the Management Board of Hypo Holding, dated December 11, 2007.*
(c)(3)	Valuation Range Update to the Preliminary Valuation Overview of J.P. Morgan Securities Inc. referred to in Exhibit (c)(2), dated January 20, 2008.*
(c)(4)	Discussion Materials of J.P. Morgan Securities Inc., dated October 2, 2007.*
(d)(1)	Agreement and Plan of Merger, dated January 28, 2008, by and among Quadra, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Quadra with the SEC on January 29, 2008).*
(d)(2)	Form of Registration Rights Agreement between Quadra and Parent (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra with the SEC on February 1, 2007).*
(d)(3)	Form of Management Agreement between Quadra and Parent (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra with the SEC on February 1, 2007).*
(d)(4)	Form of Restricted Stock Award Agreement under the Quadra Realty Trust, Inc. Manager Equity Plan between Quadra and Parent (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra with the SEC on February 1, 2007).*
(d)(5)	Confidentiality Agreement, dated November 16, 2007, by and between Quadra and Hypo Holding. (incorporated by reference to Exhibit(e)(5) to the Solicitation/Recommendation on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008).*
(d)(6)	Form of Contribution Agreement between Quadra and Parent (incorporated by reference to Exhibit 10.3 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra with the SEC on February 1, 2007).*
(g)	None.
(h)	Form of opinion of Bass, Berry & Sims, PLC regarding the REIT status of Quadra.*

*	Previously filed.